Exhibit 11.1

Code of Ethics

The NYSE Rules require that domestic US companies adopt and disclose a code of business conduct and ethics for Directors, officers and employees. “The Barclays Way” is the Barclays Code of Conduct that outlines the Values and Behaviours which govern our way of working across our business globally.

The Barclays Way is published on the Barclays PLC website:

https://www.home.barclays/about-barclays/barclays-values.html